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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Aristocrat Leisure Limited
(Name of Issuer)
Common Stock
(Title of Class of Securities)
AU000000ALL7
(ISIN Number)
May 21, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Commonwealth Bank of Australia

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Australia

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,922,989

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		21,922,989

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	21,922,989

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.74%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

Item 1.(a) Name of Issuer
     Aristocrat Leisure Limited
Item 1.(b) Address of Issuer’s Principal Executive Offices
71 Longueville Road ,
LANE COVE , NSW, 2066
AUSTRALIA
Item 2.(a) Name of Persons Filing
     Commonwealth Bank of Australia
Item 2.(b) Address of Principal Business Office or, if none, Residence
     48 Martin Place, Level 2, Sydney NSW 2000, Australia
Item 2.(c) Citizenship
     Australia
Item 2.(d) Title of Class of Securities
     Common Stock, No Par.
Item 2.(e) ISIN Number
     AU000000ALL7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     N/A

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

21,922,989

(b)	Percent of class:

4.74%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote : 0

(ii)	Shared power to vote or to direct the vote: 21,922,989

(iii)	Sole power to dispose or to direct the disposition of : 0

(iv)	Shared power to dispose or to direct the disposition of : 21,922,989
Item 5. Ownership of Five Percent or Less of a Class
     N/A
Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Item 8. Identification and Classification of Members of the Group
     N/A
Item 9. Notice of Dissolution of Group
Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 28, 2008	COMMONWEALTH BANK OF AUSTRALIA

	By:	/s/ John Damien Hatton

	Name:	John Damien Hatton
	Title:	Company Secretary